77c.
Shareholder meeting results (Unaudited)

The annual meeting of shareholders of the fund was held on October 30, 2006.

At the meeting, each of the nominees for Trustees was elected, as follows:

                              Common and preferred shares

                            Votes for       Votes withheld
Jameson A. Baxter           4,148,644          188,182
Charles B. Curtis           4,148,644          188,182
Myra R. Drucker             4,148,644          188,182
Charles E. Haldeman, Jr.    4,146,812          190,014
Paul L. Joskow              4,148,444          188,382
Elizabeth T. Kennan         4,148,644          188,182
George Putnam, III          4,148,644          188,182
W. Thomas Stephens          4,148,644          188,182
Richard B. Worley           4,148,644          188,182


                                Preferred shares

                            Votes for       Votes withheld
John A. Hill                  274                0
Robert E. Patterson           274                0


All tabulations are rounded to nearest whole number.


A shareholder proposal requesting the Trustees to take the steps necessary to merge the fund into Putnam California Tax Exempt
Income Fund, an open-end fund, or otherwise to permit shareholders to realize the net asset value of their shares was not voted on at the October 30, 2006 meeting.